VIA EDGAR

April 26, 2023

Mr. Perry Hindin
Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Illumina, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed by Icahn Partners LP,
Carl C. Icahn et. al
Filed on April 21, 2023
File No. 001-35406

Dear Mr. Hindin:

On behalf of Icahn Capital LP, Carl C. Icahn, and the other parties named in the revised preliminary proxy filed on April 21, 2023, relating to Illumina, Inc. (the “Icahn Parties”), we respectfully submit this letter in response to the oral comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”).

With respect to Staff’s question regarding how the $50 billion in value loss was calculated, we respectfully advise the Staff of the following:

-	ILMN’s stock price was $510.61 on August 18, 2021 (the day that the closing of the GRAIL transaction was announced).
-	ILMN announced the closing of the GRAIL transaction by press release and Form 8-K filed on August 18, 2021.
-	ILMN’s stock price was $194.01 on March 10, 2023 (the trading day prior to the announcement by the Icahn entities of their intent to nominate directors).
-	As of August 18, 2021, ILMN owned GRAIL and any value attributable to GRAIL should have increased the ILMN stock price (even after giving effect to the 9.8 million shares issued to the GRAIL stockholders); however, ILMN’s stock price has lost significant value.
-	The Icahn entities believe that this significant value decline is directly related to the decision by ILMN’s Board and management to close the GRAIL transaction over the objections of the EU and U.S. regulators.

Corby.Baumann@ThompsonHine.com Fax: 212.344.6101 Phone: 212.908.3933

-	Accordingly, the Icahn entities believe the appropriate calculation for the change in value is calculated by taking the difference between $510.61 and $194.01 (which is $316.60) multiplied by 156.5 million shares (which reflects 146.7 million Shares disclosed in ILMN’s 10-Q plus the 9.8 million Shares issued as consideration to GRAIL) = $49.55 billion

$316.60 multiplied by $156.5 Shares = $49.55 billion

In response to the Staff’s comment, we propose to revise the disclosure on the bottom of page 8 and the top of page 9 so that it reads as follows:

“In addition, none of the Icahn Nominees has been responsible for incinerating $50 billion of shareholder value (based on the decline in Illumina’s stock price from $510.61 per share on August 18, 2021, the day that the GRAIL transaction was announced, as compared to the per share price of $194.01 on March 10, 2023, the trading day prior to the Participants’ public announcement of its intent to nominate directors at the Annual Meeting, multiplied by 156.5 million Shares outstanding, which reflects the 146.7 million Shares that were outstanding as of July 30, 2021, as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended July 4, 2021, plus the 9.8 million Shares that were issued to GRAIL stockholders as consideration on August 18, 2021, as disclosed by the Company in its Current Report on Form 8-K filed with the SEC on August 18, 2021). The Participants believe that ILMN’s decrease in stock price is directly related to the decision of the Company’s Board to close the GRAIL transaction without the required regulatory approvals.”

Links to the Company’s 10-Q and Form 8-K reference above are below:

Inline XBRL Viewer (sec.gov)

Inline XBRL Viewer (sec.gov)

*****

Please direct any questions to the undersigned at (212) 908-3933 or Todd E. Mason at (212) 908-3946.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc:

Jesse Lynn, Esq., Icahn Capital LP

Todd Mason, Thompson Hine LLP

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